Exhibit 12(a)
                   ELIZABETHTOWN WATER COMPANY AND SUBSIDIARY
               Computation of Ratio of Earnings to Fixed Charges
                            (In Thousands Except Ratios)


                                             Three Months Ended Six Months Ended
                                                   June 30,         June 30,
                                                 1999    1998     1999    1998
EARNINGS:

Net income                                     $ 6,343 $ 5,687 $ 10,626 $10,332
Federal income taxes                             3,369   3,017    5,630   5,473
Interest charges                                 4,163   3,878    8,028   7,714
                                               ---------------------------------
Earnings available to cover fixed charges       13,875  12,582   24,284   23,519
                                               ---------------------------------

FIXED CHARGES:
Interest on long-term debt                       3,862   3,713    7,619   7,337
Other interest                                     315     192      378     398
Amortization of debt discount - net                 98      98      196     195
                                               ---------------------------------
Total fixed charges                            $ 4,275 $ 4,003 $  8,193 $ 7,930
                                               ---------------------------------

Ratio of Earnings to Fixed Charges                3.25    3.14     2.96    2.97
                                               =================================





Earnings to Fixed Charges represents the sum of Net Income, Dividends, Federal income taxes and Interest Charges (which is reduced by Allowance for Debt Funds Used During Construction), divided by Fixed Charges. Fixed Charges consist of interest on long and short-term debt (which is not reduced by Allowance for Debt Funds Used During Construction), and Amortization of debt discount.